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                          May 7, 2020

       Scott Sukenick
       General Counsel
       SCYNEXIS, Inc.
       1 Evertrust Plaza, 13th Floor
       Jersey City, New Jersey 07302-6548

                                                        Re: SCYNEXIS, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2020
                                                            File No. 333-237952

       Dear Mr. Sukenick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at (202) 551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brett White, Esq.,
Cooley LLP